Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

August 16, 2012

VIA EDGAR CORRESPONDENCE
Vincent J. Di Stefano
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:Incapital Unit Trust, Series 6
File No. 333-182058

Dear Mr. Di Stefano:

This letter is in response to the comments that you raised in your response letter dated June 29, 2012, regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 6 (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on June 12, 2012.  The registration statement offers European Dividend Builders Portfolio, 3Q 2012 (the “Portfolio”).  This letter serves to respond to your comments.

Part A

Principal Investment Strategy (p. 2)

Comment 1

Please explain how the registrant determines whether a company is tied economically to Europe for the purpose of compliance with Rule 35d-1 under the Investment Company Act of 1940.  Also, please disclose that the Portfolio will invest at least 80% total assets, or net assets plus borrowings, in securities tied economically to Europe.

Response to Comment 1

The registrant relies on the MSCI to determine whether a company is tied economically to Europe.  The security selection begins with an initial universe of the stocks of all of the companies included in the MSCI Europe Index.  The MSCI Europe Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of the developed markets in Europe.

With regard to the 80% test, the following has been added to the beginning of the “Principal Investment Strategy” section: “Under normal circumstances, the Trust will invest at least 80% of the value of its net assets plus borrowings in securities tied economically to Europe.”

Comment 2

Will the portfolio include emerging market securities? If so, please include appropriate strategy and risk disclosure.

Response to Comment 2

The portfolio will not contain emerging market securities.  The portfolio securities will only include securities of companies included in the MSCI Europe Index, which consists of the following developed market country indices: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

Principal Risks (p. 9)

Comment 3

Will the Portfolio be concentrated in an industry or group of industries?  If so, please disclose this, along with the risks of concentration.

Response to Comment 3

The methodology is sector neutral to the MSCI Europe Index.  If application of the selection methodology results in a concentration in an industry or group of industries, the necessary disclosures will be added.

Comment 4 - The return on the units will not be adjusted for changes in foreign currency exchange rates (p. 11)

Please explain the following statement “Although the constituent stocks of the basket are traded in foreign currencies and the units are denominated in U.S. dollars, any amount payable on the units will not be adjusted for changes in the applicable foreign currency/U.S. dollar exchange rates after the selection of the portfolio.”  What is the meaning of “amount payable on the units”?  Why will it not be adjusted for changes in currency exchange rates?

Response to Comment 4

The disclosure has been deleted.

Comment 5 - Mid-cap risk (p. 14)

The present disclosure does not fully describe the risks of investing in mid-cap stocks; please revise the disclosure to include all material risks of investing in mid-cap stocks, e.g., smaller product lines, more limited access to capital, greater vulnerability to economic downturns, and reliance on key employees.

Response to Comment 5

The following disclosure has been added to the end of “Mid-cap risk”: “Mid-cap companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group. In addition, they may be more vulnerable to adverse general market or economic developments.”

Purchase and Redemption of Units (p. 18)

Comment 6

Disclosure in this section indicates that the price received from the Trustee by the unitholder is generally based on the redemption price of the underlying securities.  What is the meaning of “generally” in this context?

Response to Comment 6

The word “generally” has been deleted from the sentence.

Part B

Trust Administration

Comment 7 - Changes to Your Portfolio (B-18)

Under what circumstances does the Trust Agreement permit the Trust to change Portfolio securities?

Response to Comment 7

The Trust Agreement sets out the circumstances under which the Trust can change Portfolio securities.  The more material circumstances are discussed throughout the Prospectus.  The disclosure has been modified to state, “The Trust will generally buy and sell securities: to pay expenses, to issue additional units or redeem units, in limited circumstances to protect the Trust, to avoid direct or indirect ownership of a passive foreign investment company, to make required distributions or avoid imposition of taxes on the Trust, or as otherwise described in this Prospectus.”

Tax Status

Comment 8 - Distributions (B-24)

Please clarify that distributions representing a return of capital are not dividends, but rather are a return of the money that a shareholder originally invested.  Also, please clarify that, while returns of capital may not be immediately taxable, they reduce basis, which may result in a shareholder having to pay higher taxes in the future when shares are sold, even if the shareholder sells the shares at a loss from the original investment.

Response to Comment 8

The sixth sentence of this section has been replaced with the following: “In addition, the Trust may make distributions that represent a return of capital for tax purposes, which are not dividends but are a return of the original investment, and thus will generally not be currently taxable to you. However, distributions representing a return of capital will generally reduce your tax basis in your units and will thus increase your taxable gain, or decrease your loss, when you sell or redeem your units.”

Tandy Acknowledgement

In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of units of beneficial interest of the Trust, we acknowledge that:

1.The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

2.Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren
Morrison C. Warren